UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Mercantile Bank Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

587376104

(CUSIP Number)

[_December 31, 2009_]

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce and Mary Visser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION [United States]
NUMBER OF	5	SOLE VOTING POWER 508,892.93
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH:	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 508,892.93
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.923
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer: Mercantile Bank Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices: 5650 Byron Center Ave., S.W., Wyoming, MI 49509.

Item 2(a).	Names of Persons Filing: This statement is being filed by Bruce and Mary Visser. The person named in this paragraph is referred to herein as the “Reporting Person”

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of the principal business office of the Reporting Person is 1946 Turner NW Grand Rapids MI 49504.

Item 2(c).	Citizenship: The Reporting Person is a [United States] citizen.

Item 2(d).	Title of Class of Securities: Common Stock.

Item 2(e).	CUSIP Number: 587376104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: The Reporting Person is the record owner of 508,892.93 shares of Common Stock.

(b)

Percent of Class: See Line 11 of cover sheet.  The percentage set forth on the cover sheet is calculated based on 8,592,514 shares of Common Stock reported to be outstanding, as of the period ending December 31, 2009, by the Issuer in Form _____ as filed with the Securities and Exchange Commission on _____, 2009.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheet.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheet.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheet.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheet.

[The Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares he holds of record.]

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company . Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: 2/19/2010

/s/ Bruce Visser Bruce Visser	/s/ Mary Visser Mary Visser